Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated July 6, 2011 and the
Prospectus Supplement dated July 6, 2011 — No. 954

$500,000,000

The Goldman Sachs Group, Inc.
Floating Rate Notes due 2013
Medium-Term Notes, Series D

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $500,000,000

Stated maturity: July 29, 2013

Specified currency: U.S. dollars

•	principal: U.S. dollars
•	interest: U.S. dollars
•	exchange rate agent: not applicable

Trade date: July 26, 2011

Original issue date: July 29, 2011

Original issue price: 100.00% ($500,000,000 plus accrued and unpaid interest, if any, from July 29, 2011)

Underwriting discount: 0.15%

Net price/proceeds to The Goldman Sachs Group, Inc.: 99.85% ($499,250,000) (before expenses)

CUSIP no.: 38141GGR9

ISIN: US38141GGR92

Common Code: 065625245

Original issue discount notes: no

Form of notes:

•	master global book-entry form only: yes
•	non-global form available: no

Redemption before stated maturity: optional, but only if we become obligated to pay additional amounts because of U.S. withholding tax requirements — see page PS-2

Repayment at option of holder: none

If interest rate is fixed: not applicable

If interest rate is floating: yes

•	interest rate: a rate per annum equal to the base rate plus the spread
•	base rate: 3-month U.S. dollar LIBOR
•	Reuters screen LIBOR page: LIBOR01
•	index maturity: 3 months
•	index currency: U.S. dollar
•	interest reset period: quarterly
•	spread: 1.00% per annum
•	spread multiplier: not applicable
•	initial base rate: 3-month U.S. dollar LIBOR in effect on July 27, 2011
•	maximum rate: no
•	minimum rate: no
•	denominations: $2,000 and integral multiples of $1,000 thereafter
•	interest payment dates: January 29, April 29, July 29 and October 29 of each year, commencing on October 29, 2011(in each case, subject to the business day convention, except at maturity)
•	interest reset dates: January 29, April 29, July 29 and October 29 of each year, commencing on October 29, 2011(in each case, subject to the business day convention, except at maturity)
•	interest determination date: two London business days prior to each interest reset date
•	regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)
•	day count convention: Actual/360 (ISDA)
•	business days: London and New York
•	business day convention: modified following (applicable to interest reset dates and interest payment dates)
•	calculation agent: The Bank of New York Mellon

Defeasance applies as follows: not applicable

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor:
•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor:

Listing: none

Please see “Additional Risk Factors Specific to Your Notes” on page PS-3 of this pricing supplement for additional considerations relating to your notes.

The information above, if any, about the original issue date, trade date, original issue price, net proceeds and original issue discount relates only to the initial sale of the notes. If the notes are sold in a market-making transaction after their initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the accompanying prospectus dated July 6, 2011 and the accompanying Series D prospectus supplement dated July 6, 2011 for additional information about the notes being purchased.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes have been registered under the Securities Act of 1933 solely for the purpose of sales in the United States; they have not been and will not be registered for the purpose of any sales outside the United States.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Cabrera Capital Markets, LLC	CastleOak Securities, L.P.

Pricing Supplement dated July 26, 2011.

Payment of Additional Amounts

We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described in the accompanying prospectus under “Description of Debt Securities We May Offer — Payment of Additional Amounts”.

Tax Redemption

We will have the option to redeem the notes before they mature (at par plus accrued interest) if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described in the accompanying prospectus under “Description of Debt Securities We May Offer — Redemption and Repayment”. For purposes of the seventh paragraph under “Description of Debt Securities We May Offer — Redemption and Repayment”, the specified date (on or after which any such changes that may occur will give rise to our redemption right) is July 26, 2011.

FDIC

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

United States Federal Income Tax Consequences

Your notes will be treated as variable rate debt instruments for United States Federal income tax purposes as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus. Please see “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus for a discussion regarding the tax treatment of your notes.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month U.S. Dollar LIBOR Rate on Any Day Other Than an Interest Determination Date

The amount of interest payable on each interest payment date is calculated based on the 3-month U.S. dollar LIBOR rate on the applicable interest determination date plus the spread. Although the actual 3-month U.S. dollar LIBOR rate on an interest payment date or at other times during an interest period may be higher than the 3-month U.S. dollar LIBOR rate on the applicable interest determination date, you will not benefit from the 3-month U.S. dollar LIBOR rate at any time other than on the interest determination date for such interest period.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes

Beginning in 2008, concerns have been raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. Inquiries remain ongoing, including investigations by regulators and governmental authorities in various jurisdictions, and if such under-reporting occurred, it may have resulted in the LIBOR rate being artificially low. If any such under-reporting still exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, in August 2008 the BBA announced that it was changing the LIBOR rate-fixing process by increasing the number of banks surveyed to set the LIBOR rate. The BBA has taken steps intended to strengthen the oversight of the process and review biannually the composition of the panels of banks surveyed to set the LIBOR rate. Any changes in the method pursuant to which the LIBOR rates are determined, or the development of a widespread market view that LIBOR rates have been or are being manipulated by members of the bank panel, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments and the value of the notes may be adversely affected.

The Historical Levels of the 3-month U.S. Dollar LIBOR Rate Are Not an Indication of the Future Levels of the 3-month U.S. Dollar LIBOR rate

In the past, the level of the 3-month U.S. dollar LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3-month U.S. dollar LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3-month U.S. dollar LIBOR rate is not an indication that the 3-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time during any interest period, and you should not take the historical levels of the 3-month U.S. dollar LIBOR rate as an indication of its future performance.

If the 3-month U.S. Dollar LIBOR Rate Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the 3-month U.S. dollar LIBOR rate. Changes in the 3-month U.S. dollar LIBOR rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month U.S. Dollar LIBOR Rate on Any Day Other Than an Interest Determination Date” above.

HISTORICAL 3-MONTH U.S. DOLLAR LIBOR RATES

The table set forth below illustrates the historical levels of the 3-month U.S. dollar LIBOR rate since January 1, 2008. The level of the 3-month U.S. dollar LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month U.S. dollar LIBOR rate during any period shown below is not an indication that the level of the 3-month U.S. dollar LIBOR rate is more or less likely to increase or decrease at any time during any interest period.

You should not take the historical level of the 3-month U.S. dollar LIBOR rate as an indication of future levels of the 3-month U.S. dollar LIBOR rates. We cannot give you any assurance that the future levels of the 3-month U.S. dollar LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the 3-month U.S. dollar LIBOR rate.

Moreover, in light of current market conditions, the trends reflected in the historical levels of the 3-month U.S. dollar LIBOR rate may be less likely to be indicative of the levels of the 3-month U.S. dollar LIBOR rate during any interest period. In light of the increased volatility currently being experienced by U.S. and global capital markets and recent market declines, it may be substantially more likely that you could receive a return on your notes less than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

The actual levels of the 3-month U.S. dollar LIBOR rate during any interest period may bear little relation to the historical levels of the 3-month U.S. dollar LIBOR rate shown below.

The table below shows the high, low and last levels of the 3-month U.S. dollar LIBOR rate for each of the four calendar quarters in 2008, 2009 and 2010, and the first three calendar quarters of 2011 (through July 26, 2011). We obtained the 3-month U.S. dollar LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month U.S. Dollar LIBOR Rate

	High	Low	Last

2008
Quarter ended March 31	4.68063	2.54188	2.68813
Quarter ended June 30	2.92000	2.63813	2.78313
Quarter ended September 30	4.05250	2.78500	4.05250
Quarter ended December 31	4.81875	1.42500	1.42500
2009
Quarter ended March 31	1.42125	1.08250	1.19188
Quarter ended June 30	1.17688	0.59500	0.59500
Quarter ended September 30	0.58750	0.28250	0.28688
Quarter ended December 31	0.28438	0.24875	0.25063
2010
Quarter ended March 31	0.29150	0.24875	0.29150
Quarter ended June 30	0.53925	0.29150	0.53394
Quarter ended September 30	0.53363	0.02938	0.29000
Quarter ended December 31	0.30375	0.28438	0.30281
2011
Quarter ended March 31	0.31400	0.30281	0.30300
Quarter ended June 30	0.30100	0.24500	0.24575
Quarter ending September 30 (through July 26, 2011)	0.25300	0.24575	0.25260

We have included the following graph of the historical behavior of the 3-month U.S. dollar LIBOR rate for the period from July 26, 2001 to July 26, 2011, for your reference. Past movements of the 3-month U.S. dollar LIBOR rate are not indicative of future levels or the future behavior of the 3-month U.S. dollar LIBOR rate.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriters	of Notes
Goldman, Sachs & Co.	$490,000,000
Cabrera Capital Markets, LLC	5,000,000
CastleOak Securities, L.P.	5,000,000

Total	$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The following table shows the per $1,000 note and total underwriting discounts and commissions to be paid to the underwriters by us.

Per note	$1.50
Total	$750,000.00

Notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.15% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.10% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the original issue price of up to 0.05% of the principal amount of the notes. If all of the offered notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters intend to offer the notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This pricing supplement may be used by the underwriters and other dealers in connection with offers and sales of notes made in the United States, as well as offers and sales in the United States of notes initially sold outside the United States. The notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of sales outside the United States.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers registered with the U.S. Securities and Exchange Commission.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State which are the subject of the offering contemplated by this prospectus except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to above shall require The Goldman Sachs Group, Inc. or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered in or from Switzerland on the basis of a public offering and will not be listed on a Swiss Exchange. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus do not constitute a prospectus as defined in art. 1156 of the Swiss Code of Obligations or a listing prospectus as defined in art. 32 of the Listing Rules of the SIX Swiss Exchange. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors. This pricing supplement and accompanying prospectus supplement and prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. By accepting this pricing supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $150,000.

The notes are a new issue of securities with no established trading market. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., the lead underwriter, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution — Conflicts of Interest” on page 138 of the accompanying prospectus.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

  We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$500,000,000

The Goldman Sachs
Group, Inc.

Floating Rate Notes due 2013

Medium-Term Notes, Series D

Goldman, Sachs & Co.
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.